FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                         For the month of January 2007
                                12 January 2007



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing 'Response to OFT Statement' released on 12 January 2007


Press Release 12 January 2007

                            Response to OFT statement

Sky notes today's announcement by the OFT of its "provisional view" in respect of Sky's 17.9% stake in ITV plc. We will respond to the OFT in due course.


End


Enquiries:


Analysts/Investors:


Andrew Griffith                      Tel: 020 7705 3118
Robert Kingston                      Tel: 020 7705 3726


E-mail: investor-relations@bskyb.com


Press:


Matthew Anderson                    Tel: 020 7705 3267
Robert Fraser                       Tel: 020 7705 3036


E-mail: corporate.communications@bskyb.com



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 12 January 2007                    By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary